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                             April 1, 2022

       Mark J. Bulanda
       President
       Emersub CX, Inc.
       c/o Emerson Electric Co.
       8000 West Florissant Avenue
       St. Louis, MO 63136

                                                        Re: Emersub CX, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed on March 18,
2022
                                                            File No. 333-262106

       Dear Mr. Bulanda:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       A significant portion of our revenue will be attributable to operations outside the United States..., page 42

   1. To the extent material, please disclose the risk that you may suffer reputational damage arising from your
ongoing operations in Russia given Russia   s invasion of the Ukraine
                                                        and the current
conflict. Disclose that this could negatively impact the overall demand for your products or
services and your results of operations. Additionally, disclose any known trends or
uncertainties that have had or are reasonably likely to have a material impact on your
liquidity, financial position, or results of operations as a result of the conflict.
 Mark J. Bulanda
Emersub CX, Inc.
April 1, 2022
Page 2
Our software research and development initiatives, our customer relationships, and our customers' operations could be compromised..., page 46

2.    Disclose the risk of potential cyberattacks by state actors as a result
of Russia   s ongoing
      conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.
Adjusted Projected Synergies and Pro Forma Projections, page 83

3. We note your response to prior comment 4. Please clarify that your disclosure of the
      Adjusted Projected Synergies reflects quantitative and qualitative data points that were derived from the proprietary data and experience of both Emerson management and
      AspenTech management and that the Adjusted Projected Synergies were driven in part by the financial and operational data of the expected transformation of the business model of the Emerson Industrial Software Business following the completion of the transactions and its integration into the AspenTech business.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameMark J. Bulanda
                                                             Division of
Corporation Finance
Comapany NameEmersub CX, Inc.
                                                             Office of
Technology
April 1, 2022 Page 2
cc:       Phillip R. Mills
FirstName LastName